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                               BURR & FORMAN LLP
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                            ATTORNEYS AND COUNSELORS
                             3100 SOUTHTRUST TOWER
                             420 NORTH 20TH STREET
                           BIRMINGHAM, ALABAMA 35203
                            TELEPHONE (205) 251-3000
                            FACSIMILE (205) 458-5100

  Jack P. Stephenson, Jr.
Direct Dial: (205) 458-5201
Direct Fax: (205) 244-5708
 Email: jstephen@burr.com


                                October 27, 2004


VIA EDGAR

Securities and Exchange Commission
Washington, D.C. 20549

         RE: PROASSURANCE CORPORATION - POST-EFFECTIVE AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM S-3 (FILE NO. 333-109972)

Ladies and Gentlemen:

         On behalf of ProAssurance Corporation (the "Registrant") we enclose for filing with the Securities and Exchange Commission Post-Effective Amendment No. 1 to the Registration Statement on Form S-3 relating to Registrant's 3.9% Convertible Senior Debentures due 2023 in principal amount of $107,600,000 and Registrant's common stock issuable upon conversion of the debentures. The Registration Statement was originally filed at the request of certain holders of the debentures to register the debentures for sale in the public market and became effective December 15, 2003. The prospectus included in the Registration Statement did not reflect all of the holders of the outstanding debentures. Post-Effective Amendment No. 1 has been filed to update and add to the list of holders who desire to sell their debentures. In addition, the Registration Statement includes amendments to update the financial and other information regarding the Registrant.

         The Registrant originally filed this amendment on October 26, 2004, but it was filed as a pre-effective rather than post-effective amendment because the cover page incorrectly designated it as "Amendment No. 2." Pursuant to my telephone conversation with Suzanne Hayes of the SEC, we have refiled this amendment with the correct designation on the cover page as "Post Effective Amendment No. 1." The Registrant will file an application for withdrawal of the October 26, 2004 filing in accordance with SEC Rule 477.


           BIRMINGHAM                        MONTGOMERY                        ATLANTA                       JACKSON
        SouthTrust Tower                   1950 RSA Tower                    Suite 1100              210 East Capitol Street
420 North Twentieth Street, Suite        201 Monroe Street              171 17th Street, N.W.               Suite 2120
              3100                   Montgomery, Alabama 36104         Atlanta, Georgia 30363          Jackson, Mississippi
    Birmingham, Alabama 35203              (334) 241-7000                  (404) 815-3000                     39201
         (205) 251-3000                                                                                   (601) 355-3434
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Securities and Exchange Commission
October 27, 2004
Page 2
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         We trust you will find the enclosed Registration Statement and exhibits in order. Please feel free to contact me at (205) 458-5201, or my partner, Bruce Parsons, at (205) 458-5303, or either of us by facsimile at 205-
458-5100.


                                        Yours very truly,


                                        /s/ Jack P. Stephenson, Jr.
                                        Jack P. Stephenson, Jr.


JPSJr./pck
cc:      Victor T. Adamo
         Howard H. Friedman
         James J. Morello